Exhibit 99.2

NICE CXone Named the Technology Leader in 2022 SPARK MatrixTM: Workforce
Engagement Management (WEM) Report

NICE CXone WEM positioned highest for Customer Impact and Technology Excellence in Quadrant Knowledge
Solutions’ independent assessment of WEM solutions

Hoboken, N.J., May 2, 2023 – NICE (Nasdaq: NICE) today announced that it has been recognized as the Technology Leader in the Quadrant Knowledge Solutions (QKS) 2022 SPARK MatrixTM: Workforce Engagement Management (WEM). Providing a detailed analysis of global Workforce Engagement Management (WEM) market dynamics, major trends, vendor landscape, and competitive positioning, QKS’ assessment of top WEM solutions ranks nine leading vendors based on Customer Impact and Technology Excellence criteria. This year, the report highlighted the strength of NICE’s digital capabilities that improve both agent and customer experience to drive business success.

In its 2022 SPARK MatrixTM report, QKS defines WEM as “a suite of software tools that engages and empowers employees to help organizations achieve their business goals in an employee-centric methodology.” The QKS analysis highlights top WEM providers that help improve employee experience and productivity, fill performance gaps, educate agents for better results, and efficiently forecast workload and staffing requirements.

“NICE CXone’s WEM solution mainly offers a holistic approach to improving both agent engagement and customer experiences,” notes the QKS report. ”Moreover, it also helps modernize organizations of all sizes and allows them to remain agile and resilient in today’s increasing digital landscape.” The report goes on to say, “The company’s unified WEM suite provides solutions across each capability of the WEM domain, and their innovation is advanced compared to other vendors, which makes it stand out in the market.”

According to Abhishek Ghosh, Analyst, Quadrant Knowledge Solutions, “By providing tools that encourage employee self-improvement, amplify quality to enhance customer experience, reduce labor waste, and ensured regulatory compliance, NICE CXone WEM enhances team potential. CXone WEM, a natively developed suite, combines workforce management, quality management, performance management, and recording to provide agents, supervisors, and customers with better experience. Users can strike a balance between operational efficiency and superior customer service with less effort and more flexibility.” Ghosh added, “NICE is capable of catering to the diverse customer needs across industry verticals, with its comprehensive capabilities, compelling customer references, comprehensive roadmap and vision, and product suite with high scalability. NICE has received strong ratings across technology excellence and customer impact and has been positioned as a leader in the SPARK Matrix: Workforce Engagement Management (WEM), 2022.”

“Recognition in the 2022 Spark Matrix: WEM report acknowledges NICE’s market breadth and depth of capabilities, digital-first CXi approach that empowers workforce performance and maximizes profitability across shifting hybrid/work-from-anywhere environments,” said Barry Cooper, President, CX Division, NICE. “Our cloud-native, AI-infused solutions offer the markets most complete CX platform to help brands operationalize data insights in real time to streamline every customer journey—no matter where it begins or resolves.”

NICE’s top position in the 2022 SPARK Matrix: WEM report further reinforces CXone’s proven industry leadership—joining highest ratings in the 2022 SPARK Matrix: CCaaS and 2022 SPARK Matrix: Customer Journey Analytics (CJA) reports, as well. QKS’ comprehensive research assessments help provide reliable roadmaps for selecting the highest performing, most innovative CX solutions available.

About Quadrant Knowledge Solutions
Quadrant Knowledge Solutions is a global advisory and consulting firm focused on helping clients in achieving business transformation goals with Strategic Business and Growth advisory services. At Quadrant Knowledge Solutions, our vision is to become an integral part of our client’s business as a strategic knowledge partner. Our research and consulting deliverables are designed to provide comprehensive information and strategic insights for helping clients formulate growth strategies to survive and thrive in ever-changing business environments. For more available research, please visit https://quadrant-solutions.com/market-research/

About NICE
With NICE (Nasdaq: NICE), it has never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered contact center software. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.